SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received, on this date, from B3 – Brasil, Bolsa, Balcão, Official Letter 742/2019-LSL, below transcript, requesting clarification regarding atypical movements of the Company’s shares:

Free translation of the Official Letter 742/2019-LSL:

Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Ms. Elvira Baracuhy Cavalcanti Presta

CFO and IRO

Ref.: Atypical movements of the Company’s shares

Dear Sirs

In view of the latest fluctuations registered with the shares issued by this company, the number of trades and the quantity traded, as below, we request that be informed, until 08/22/2019, if there is any fact of your knowledge that can justify them.

Common Shares
Prices (BRL shares)
Date	Opening	Minimum	Maximum	Medium	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
08/08/2019	42.03	41.16	43.35	42.38	43.35	3.83	23,764	5,062,300	214,532,727.00
08/09/2019	43.62	42.91	44.28	43.62	44.28	2.14	16,189	3,445,600	150,297,272.00
08/12/2019	43.40	42.24	43.76	42.94	42.95	-3.00	18,115	3,789,800	162,717,050.00
08/13/2019	44.16	42.55	44.16	43.36	43.57	1.44	13,573	3,354,500	145,452,474.00
08/14/2019	42.79	40.97	42.97	41.74	41.09	-5.69	22,666	5,622,800	234,669,971.00
08/15/2019	41.20	39.50	41.81	40.50	40.35	-1.80	18,518	3,910,900	158,400,575.00
08/16/2019	41.20	40.29	41.40	40.91	41.40	2.60	17,120	3,710,100	151,763,237.00
08/19/2019	41.62	40.17	42.00	40.97	40.65	-1.81	12,791	2,270,800	93,037,672.00
08/20/2019	40.66	38.83	40.92	39.82	40.04	-1.50	15,540	2,734,500	108,878,947.00
08/21/2019*	41.10	40.81	45.81	43.52	45.02	12.43	19,685	5,386,800	234,450,822.00

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Preferred B Shares
Prices (BRL shares)
Date	Opening	Minimum	Maximum	Medium	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
08/08/2019	41.30	40.21	42.05	41.12	41.88	2.34	17,699	3,159,300	129,911,339.00
08/09/2019	42.08	41.53	42.87	42.27	42.87	2.36	9,073	1,764,200	74,578,398.00
08/12/2019	42.00	41.02	42.29	41.52	41.60	-2.96	11,448	2,019,000	83,821,761.00
08/13/2019	42.23	40.63	42.40	41.37	41.47	-0.31	11,576	2,369,300	98,027,541.00
08/14/2019	41.20	39.37	41.20	40.11	39.67	-4.34	18,502	3,439,200	137,944,625.00
08/15/2019	39.60	39.06	40.25	39.67	39.78	0.27	13,337	3,449,700	136,839,668.00
08/16/2019	40.21	39.82	40.73	40.37	40.71	2.33	8,553	1,598,800	64,543,766.00
08/19/2019	41.17	39.78	41.38	40.38	40.42	-0.71	9,636	2,141,800	86,492,330.00
08/20/2019	40.90	38.93	40.90	39.89	40.25	-0.42	8,858	1,705,900	68,055,447.00
08/21/2019*	41.06	40.82	45.51	43.56	44.03	9.39	15,433	4,201,300	183,027,022.00

*Updated until 1:14pm

In consideration of the above-mentioned Official Letter, we clarify that:

1.        On July 31, 2019, the Company informed its shareholders and the market in general, through Relevant Fact, of the receipt of correspondence from the Honorable Minister of Mines and Energy, by which he invited the Company to participate in discussions involving the possible privatization of Eletrobras;

2.        On August 1, 2019, the Company informed through Relevant Fact its shareholders and the market in general as a consequence of the Official Letter 548/2019-GM-MME that the Honorable President of the Republic authorized that further studies be carried out so that Eletrobras’ privatization process occurs through a capital increase, through public subscription of Eletrobras common shares or by any company resulting from the restructuring process;

3.        In both Relevant Facts mentioned above, Eletrobras pointed out that the execution of the referred transaction still depends on approval by the National Congress, a fact unrelated to the Company’s control;

4.        The Company has adopted the measures mentioned in items 1 and 2 above, due to the relevance of the theme, to ensure the symmetry of information in the market, pursuant to CVM Instruction 358/2002;

5.        From August 8 to 20, 2019, Eletrobras shares fluctuated with the Ibovespa (IBOV) and Eletric Energy (IEE) Indexes, reflecting the national and international economic and political scenarios;

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

6.        Specifically with regard to August 21, 2019, statements were made in the general media, by the Honorable President of the Lower House, about the privatization process of Eletrobras, no relevant information that was not known to the public was reported;

7.        In view of the foregoing, there is no relevant information that has not been adequately disclosed by the Company through Relevant Facts.

Rio de Janeiro, August 21, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.